Exhibit 99.3

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE SUCH TERMS ARE BOTH NOT MATERIAL AND ARE THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. THESE REDACTED TERMS HAVE BEEN MARKED IN THIS EXHIBIT WITH [REDACTED].

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of February 6, 2023.

BETWEEN:

U.S. DATA MINING GROUP, INC., a corporation existing under the laws of the State of Nevada (“USBTC”)

– and –

Alexia Hefti, an individual resident in the city of Abu Dhabi (the “Securityholder”)

RECITALS:

A.	The Securityholder is the beneficial owner of, or has control or direction over, the Subject Securities (as defined herein).

B.	The Securityholder understands that USBTC and Hut 8 Mining Corp. (“Hut”) are, concurrently with the execution and delivery of this Agreement, executing and delivering the Business Combination Agreement (as defined herein).

C.	This Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“Acquisition Proposal” has the meaning ascribed thereto in the Business Combination Agreement.

“Affiliate” has the meaning ascribed thereto in the Business Combination Agreement.

“Agreement” means this agreement, including Schedule A annexed hereto, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof.

“Alternative Transaction” has the meaning ascribed thereto in Section 3.3.

“Arrangement” has the meaning ascribed thereto in the Business Combination Agreement.

“Arrangement Resolution” has the meaning ascribed thereto in the Business Combination Agreement.

“Business Combination Agreement” means the business combination agreement dated as of the date hereof among Hut, USBTC and Hut 8 Corp., as the same may be amended in accordance with its terms.

“Business Day” has the meaning ascribed thereto in the Business Combination Agreement.

“Contract” has the meaning ascribed thereto in the Business Combination Agreement.

“Depositary” has the meaning ascribed thereto in the Business Combination Agreement.

“Dissent Rights” has the meaning ascribed thereto in the Business Combination Agreement.

“Effective Time” has the meaning ascribed thereto in the Business Combination Agreement.

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a).

“Governmental Entity” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut” has the meaning ascribed thereto in the recitals of this Agreement.

“Hut Board” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut Consideration” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut Consideration Shares” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut DSUs” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut Meeting” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut Options” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut RSUs” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut Shares” has the meaning ascribed thereto in the Business Combination Agreement.

“Hut Shareholders” has the meaning ascribed thereto in the Business Combination Agreement.

“Law” has the meaning ascribed thereto in the Business Combination Agreement.

“Material Adverse Effect” has the meaning ascribed thereto in the Business Combination Agreement.

“New Hut” has the meaning ascribed thereto in the Business Combination Agreement.

“Outside Date” has the meaning ascribed thereto in the Business Combination Agreement.

“Permitted Transfer” has the meaning ascribed thereto in Section 3.1(a)(i).

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” has the meaning ascribed thereto in the Business Combination Agreement.

“Securities Authority” has the meaning ascribed thereto in the Business Combination Agreement.

“Securityholder” has the meaning ascribed thereto in the preamble of this Agreement.

“Subject Securities” means all Hut Shares, Hut Options, Hut DSUs, and Hut RSUs beneficially owned or over which control or direction is exercised, directly or indirectly, by the Securityholder as at the date hereof, and shall further include any Hut Shares, Hut Options, Hut DSUs, and Hut RSUs, acquired or over which ownership, control or direction is acquired by the Securityholder after the date hereof, including any Hut Shares acquired as a result of any exercise of Hut Options or redemption of any Hut DSUs, Hut RSUs or the conversion of any other security.

“Superior Proposal” has the meaning ascribed thereto in the Business Combination Agreement.

“USBTC” has the meaning ascribed thereto in the preamble of this Agreement.

1.2	Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

1.3	Currency

All references to dollars, or to $, are expressed in Canadian currency except as otherwise indicated.

1.4	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

1.5	Phrasing

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement.

1.6	References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal, representatives, successors and permitted assigns.

1.7	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.8	Computation of Time

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.9	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

1.10	Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to USBTC (and acknowledges that USBTC is relying on these representations and warranties in completing the transactions contemplated hereby and by the Business Combination Agreement) the matters set out below:

(a)	The Securityholder has the legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Securityholder, and, assuming the due execution and delivery by USBTC, constitutes a legal, valid and binding agreement of the Securityholder enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)	The securities as set forth in Schedule A represent all Subject Securities held of record or beneficially owned or over which control or direction is exercised, directly or indirectly, by the Securityholder as of the date hereof. Other than the securities set forth in Schedule A, as of the date hereof, the Securityholder does not own of record or beneficially own, or exercise control or direction over, directly or indirectly, or have any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer or issuance to the Securityholder of, additional Hut Shares, Hut Options, Hut DSUs, or Hut RSUs.

(c)	The Securityholder is, and will continue to be until the Effective Time, the sole beneficial owner of the Subject Securities, with good title thereto, free and clear of all encumbrances, liens, restrictions (other than resale, vesting or other similar restrictions), charges, claims and rights of others.

(d)	The Securityholder has the sole right to sell (or cause to be sold) and vote (or cause to be voted) all of the Hut Shares set forth in Schedule A and, if applicable, all of Hut Shares acquired or over which ownership, control or direction is acquired by the Securityholder after the date hereof.

(e)	No Person has any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto, except USBTC or New Hut pursuant to the Arrangement.

(f)	None of the Subject Securities is subject to any power of attorney, proxy, voting trust, vote pooling or other agreement with respect to the voting or right to vote, call meetings of any of the Hut Shareholders or give consents or approvals of any kind.

(g)	None of the execution and delivery by the Securityholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Securityholder with the Securityholder’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under: (i) any Contract to which the Securityholder is a party or by which the Securityholder or any of the property or assets of the Securityholder are bound; (ii) any judgment, decree, order or award of any Governmental Entity; or (iii) any applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the Securityholder’s ability to perform its obligations under this Agreement.

(h)	No consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Securityholder in connection with the execution and delivery by the Securityholder and enforcement against the Securityholder of this Agreement or the performance of the Securityholder’s obligations provided for herein other than any filings under insider or early warning requirements of applicable securities laws (provided that the Securityholder makes no representations or warranties with respect to the consents, waivers, approvals, authorizations or declarations of or by, or filings with, or notices to any Governmental Entities or other third parties on the part of Hut or USBTC necessary for the consummation of the transactions contemplated by the Business Combination Agreement).

(i)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of the Securityholder, threated against or affecting the Securityholder that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on the Securityholder’s ability to perform its obligations under this Agreement.

2.2	Representations and Warranties of USBTC

USBTC hereby represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on these representations and warranties in completing the transactions contemplated by this Agreement and the Business Combination Agreement) the matters set out below:

(a)	USBTC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Nevada.

(b)	USBTC has the requisite corporate power, authority and approvals to enter into and perform its obligations under this Agreement and the Business Combination Agreement.

(c)	The execution, delivery and performance by USBTC of its obligations under this Agreement and the consummation of the transactions contemplated by the Business Combination Agreement (including the Arrangement) have been duly authorized by all necessary corporate action on the part of USBTC, and no other corporate proceedings or other actions on the part of the USBTC are necessary to authorize this Agreement.

(d)	This Agreement has been duly executed and delivered by USBTC, and, assuming the due execution and delivery by the Securityholder, constitutes a legal, valid and binding agreement of USBTC enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e)	There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of USBTC, threated against or affecting USBTC that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on USBTC’s ability to perform its obligations under this Agreement.

(f)	No consent, waiver, approval, authorization, order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by USBTC in connection with the execution and delivery by USBTC, and enforcement against USBTC of this Agreement other than those that: (i) have been obtained; (ii) are contemplated by the Business Combination Agreement; or (iii) the failure of which to make or obtain would not reasonably be expected to have a material and adverse effect on USBTC's ability to perform its obligations under this Agreement.

ARTICLE 3
COVENANTS

3.1	Covenants of the Securityholder

(a)	The Securityholder hereby irrevocably and unconditionally covenants with USBTC that, from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Securityholder shall not, without having first obtained the prior written consent of USBTC:

(i)	sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than (A) pursuant to the Arrangement, Business Combination Agreement or an Alternative Transaction, (B) any exercise or settlement, as applicable, of Hut Options, Hut DSUs, or Hut RSUs for Hut Shares in accordance with their terms including any disposition thereof for tax purposes or for purposes of "sell-to-cover" transactions, or (C) without affecting beneficial ownership or control or direction over the Subject Securities, to one or more corporations directly or indirectly wholly owned by the Securityholder or to any member of the Securityholder’s immediate family or to a trust, partnership, limited liability company, or other similar estate planning vehicle for the benefit of the Securityholder or any member of the Securityholder’s immediate family, pursuant to a will, testamentary document or intestate succession upon the death of a Securityholder who is an individual or pursuant to a family court order (each, a “Permitted Transfer”), provided that in each case and for greater certainty, any Hut Shares acquired as a result thereof shall be Subject Securities and subject to the terms and conditions of this Agreement,

(ii)	requisition or join in the requisition of any meeting of any of the Hut Shareholders for the purpose of considering any resolution, or

(iii)	other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Securities, or enter into a voting agreement, understanding or arrangement with respect to the voting, the right to vote, call meetings of the Hut Shareholders or give consents or approval of any kind with respect to any Subject Securities.

(b)	The Securityholder hereby covenants, undertakes and agrees, from the date of this Agreement until the Expiry Time, to vote (or cause to be voted) all the Subject Securities at any meeting of any of the Hut Shareholders at which the Securityholder is entitled to vote in respect of such Subject Securities, including without limitation the Hut Meeting, and in any action by written consent of the Hut Shareholders:

(i)	in favour of the approval, consent, ratification and adoption of the Arrangement (including, without limitation, the Arrangement Resolution) and the transactions contemplated by the Business Combination Agreement (and any actions reasonably required for the consummation of the transactions contemplated by the Business Combination Agreement); and

(ii)	against (A) any Acquisition Proposal (other than the transactions contemplated by the Business Combination Agreement); and (B) any action that would reasonably be expected to impede, delay, interfere with, or discourage in any material respect the transactions contemplated by the Business Combination Agreement and any action that would reasonably be expected to result in any material breach of any representation, warranty or covenant of Hut in the Business Combination Agreement.

In connection with the foregoing, subject to this Section 3.1(b), the Securityholder hereby irrevocably and unconditionally agrees to deposit an irrevocable proxy or voting instruction form, duly completed and executed in respect of all of the Subject Securities, at least ten Business Days prior to the Hut Meeting, voting all such Subject Securities in favour of the Arrangement Resolution. The Securityholder hereby irrevocably and unconditionally agrees that neither it nor any Person on its behalf will take any action to withdraw, amend or invalidate any proxy or voting instruction form deposited or delivered by the Securityholder pursuant to this Agreement notwithstanding any statutory or other rights which the Securityholder might have unless this Agreement is terminated in accordance with Section 4.1. If for any reason such proxy or voting instruction form is invalid and not effective, as determined by the Depositary, or is not delivered in accordance with this Section 3.1(b), the Securityholder hereby unconditionally and irrevocably appoints USBTC as attorney in fact (which appointment is coupled with an interest) for and on its behalf to act in respect of any resolution in connection with the Arrangement.

(c)	The Securityholder hereby covenants, undertakes and agrees to immediately cease and cause to be terminated any existing solicitation, discussion or negotiation commenced prior to the date of this Agreement with any Person (other than USBTC or an Affiliate thereof) by such Securityholder or, if applicable, any of its officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal (other than the transactions contemplated by the Business Combination Agreement), whether or not initiated by the Securityholder or any of its officers, directors, employees, representatives or agents;

(d)	Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, Section 4.5) or except as may be expressly permitted by the Business Combination Agreement or by USBTC in writing, the Securityholder agrees, until the Expiry Time:

(i)	not to exercise any rights of appraisal, Dissent Rights or other rights of dissent that the Securityholder may have arising from the transactions contemplated by the Business Combination Agreement;

(ii)	not to bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying in any material respect such transactions or any aspect thereof;

(iii)	not to take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with, the completion of the transactions contemplated by the Business Combination Agreement;

(iv)	to cooperate with Hut and USBTC to successfully complete the Arrangement and the other transactions contemplated by the Business Combination Agreement and this Agreement, and to oppose any of the matters in Section 3.1(b)(ii);

(v)	not to solicit, initiate or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal (other than an Acquisition Proposal made by USBTC or an Affiliate of USBTC pursuant to the Business Combination Agreement);

(vi)	not to participate in any discussions or negotiations with any Person (other than USBTC or an Affiliate of USBTC) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal;

(vii)	not to accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal (other than an Acquisition Proposal made by USBTC or an Affiliate of USBTC pursuant to the Business Combination Agreement); and

(viii)	not to cooperate in any way with, or knowingly assist or participate in, any effort or attempt by any other Person to do or seek to do any of the foregoing.

(e)	The Securityholder hereby irrevocably consents to:

(i)	details of this Agreement being set out in any information circular or U.S. registration statement and court documents produced by Hut, USBTC or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Business Combination Agreement; and

(ii)	this Agreement or details of this Agreement otherwise being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Securities Authority and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

(f)	Except as required by applicable Law, applicable stock exchange requirements or the Business Combination Agreement, the Securityholder shall not make any public announcement or statement with respect to the transactions contemplated herein or pursuant to the Business Combination Agreement without the prior written approval of USBTC.

3.2	Covenants of USBTC

(a)	USBTC hereby agrees and confirms to the Securityholder that it shall take all steps required of it under the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement (including the Arrangement) and to cause New Hut to deliver the Hut Consideration Shares to the Depositary, in each case in accordance with and subject to the terms and conditions of the Business Combination Agreement and the Plan of Arrangement.

(b)	The obligation of USBTC to complete the transactions contemplated by the Business Combination Agreement (including the Arrangement) shall be subject to the conditions set forth in the Business Combination Agreement.

3.3	Co-operation/Alternative Transaction

In the event that, in lieu of or in conjunction with the Arrangement, USBTC seeks to complete the transactions contemplated in the Business Combination Agreement other than as contemplated by this Agreement and the Business Combination Agreement on a basis that (a) provides for economic terms which, in relation to the Securityholder, on an after-tax basis, are at least equivalent to or better than those contemplated by this Agreement and the Business Combination Agreement, (b) would not likely result in a delay or time to completion beyond the Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Securityholder than the transactions contemplated in the Business Combination (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder may, on its own accord, and shall, upon written request of USBTC, support the completion of such Alternative Transaction in the same manner as the transactions contemplated in the Business Combination Agreement in accordance with the terms and conditions of this Agreement, including by (A) if applicable, depositing or causing the deposit of its Subject Securities, into an Alternative Transaction conducted by way of a take-over bid made by USBTC or an Affiliate of USBTC and not withdrawing them; and/ or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from (to the extent dissent rights are available under applicable law), such Alternative Transaction proposed by USBTC and, in the event of any such proposed Alternative Transaction, the references in this Agreement to the “Arrangement” shall be deemed to be changed to “Alternative Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

ARTICLE 4
GENERAL

4.1	Termination

This Agreement shall automatically terminate and be of no further force or effect only upon the earliest of:

(a)	the written agreement of USBTC and the Securityholder;

(b)	the date and time the Business Combination Agreement is terminated in accordance with its terms;

(c)	written notice by the Securityholder to USBTC if, without the prior written consent of the Securityholder, there is any decrease in the aggregate amount of the Hut Consideration to be received by non-dissenting Hut Shareholders under the terms of the Arrangement; or

(d)	the Effective Time.

Any such termination of this Agreement in accordance with this Section 4.1 shall render the provisions of this Agreement of no further force and effect and no party shall have any further liability or obligations to any other party hereunder, provided however that such termination shall not prejudice the rights of a party as a result of a breach by any other party of its obligations hereunder occurring prior to such termination.

4.2	Time of the Essence

Time is of the essence in the performance of the parties’ respective obligations.

4.3	Amendment

This Agreement may, at any time and from time to time prior to the Effective Time, be amended by mutual written agreement of the parties hereto.

4.4	Equitable Relief

The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Securityholder of any of its covenants or obligations set forth in this Agreement, USBTC shall be entitled to an injunction or injunctions to prevent or restrain breaches of this Agreement by the Securityholder, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Securityholder hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement. The parties further agree that (a) by seeking the remedies provided for in this Section 4.4, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 4.4 are not available or otherwise are not granted, and (b) nothing set forth in this Section 4.4 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 4.4 prior or as a condition to exercising any termination right under Section 4.1 or pursuing damages after such termination, nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 4.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

4.5	Fiduciary Duties

USBTC agrees and acknowledges that the Securityholder is bound hereunder solely in his or her capacity as a shareholder of Hut and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its directors, officers or principal shareholders in his or her capacity as a director or officer of Hut or any of its subsidiaries. For the avoidance of doubt, nothing in this Agreement shall limit or restrict any party from properly fulfilling his or her fiduciary duties as a director or officer of Hut.

4.6	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

4.7	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement.

4.8	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(a)	to USBTC at:

U.S. Data Mining Group, Inc.

1221 Brickell Avenue, Suite 900

Miami, Florida 33131

Attention:      Asher Genoot
Email:            [REDACTED]

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9
Canada

Attention:      Amanda Linett
Email:            [REDACTED]

and to:

Greenberg Traurig, P.A.

333 S.E. 2nd Avenue, #4400

Miami, Florida 33131

Attention:      Daniella G. Silberstein

Email:            [REDACTED]

(b)	if to the Securityholder, at the address for notices set out in Schedule A attached hereto.

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile, or (iv) if sent by electronic mail, when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt” does not constitute acknowledgment of an email for purposes of this Section 4.8. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

4.9	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.10	Successors and Assigns

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns and legal personal representatives, provided that, except as permitted by Section 3.1(a)(i) in connection with a Permitted Transfer (provided that the Securityholder shall continue to be liable jointly and severally with the transferee(s) to such Permitted Transfer), no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, provided that USBTC may assign all or part of its right under this Agreement to, and its obligations under this Agreement may be assumed by, any of its Affiliates, provided that if such agreement and/or assumption takes place, USBTC shall continue to be liable jointly and severally with such Affiliate, as the case may be, for all of its obligations hereunder, without the consent of the Securityholder.

4.11	Fees and Expenses

Each party shall pay all fees, costs and expenses incurred by such party in connection with this Agreement.

4.12	Independent Legal Advice

The Securityholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that it has either done so or waived its right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances

Each of the parties will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost (it being agreed that the requesting party will only be responsible for the reasonable, out-of-pocket costs incurred by the incurring party) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.14	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Signature page follows]

IN WITNESS OF WHICH the parties have executed this Agreement as of the date first written above.

(signed) "Alexia Hefti"
Securityholder Name: Alexia Hefti

U.S. DATA MINING GROUP, INC.

By:	(signed) "Asher Genoot"
Authorized Signing Officer

SCHEDULE A

Subject Securities:

Registered Owner: Alexia Hefti

Hut Shares	Hut Options	Hut RSUs	Hut DSUs
Nil.	Nil.	Nil.	42,829

Address for Notices:

[REDACTED]

Attention:      Alexia Hefti

Email:            [REDACTED]

Province of Residency, if different from the Province noted in the Address for Notices Above:

___________________________________